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                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549


                                  SCHEDULE 13D

             INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
     TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO RULE 13d-2(a)

                               (AMENDMENT NO. 19)



                                THE LIMITED, INC.
--------------------------------------------------------------------------------
                                (Name of Issuer)


     COMMON STOCK, $0.50 PAR VALUE                            532716-10-7
--------------------------------------------------------------------------------
    (Title of class of securities)                          (CUSIP number)


                             RAYMOND O. GIETZ, ESQ.
                           WEIL, GOTSHAL & MANGES LLP
                                767 FIFTH AVENUE
                            NEW YORK, NEW YORK 10153
                                 (212) 310-8000
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          (Name, address and telephone number of person authorized to receive notices and communications)


                                   MAY 3, 1999
--------------------------------------------------------------------------------
             (Date of event which requires filing of this statement)



If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rules 13d-1(e), 13d-1(f) or 13d-1(g), check the following box [_].




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NYFS01...:\08\80808\0004\306\13D3119X.12D

----------------------------------------------           ----------------------------------------------
CUSIP No. 532716-10-7                             13D                         Page 2
----------------------------------------------           ----------------------------------------------

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
    1      NAME OF REPORTING PERSON:                 Leslie H. Wexner

           I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY):
-------------------------------------------------------------------------------------------------------
    2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:                                   (A) [_]
                                                                                               (B) [X]
-------------------------------------------------------------------------------------------------------
    3      SEC USE ONLY

-------------------------------------------------------------------------------------------------------
    4      SOURCE OF FUNDS:      N/A

-------------------------------------------------------------------------------------------------------
    5      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e): [_]
-------------------------------------------------------------------------------------------------------
    6      CITIZENSHIP OR PLACE OF ORGANIZATION:          United States

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   NUMBER OF       7     SOLE VOTING POWER:               51,885,582
    SHARES
                ---------------------------------------------------------------------------------------
 BENEFICIALLY      8     SHARED VOTING POWER:              6,233,317
   OWNED BY
                ---------------------------------------------------------------------------------------
     EACH          9     SOLE DISPOSITIVE POWER:          52,426,980
   REPORTING
                ---------------------------------------------------------------------------------------
  PERSON WITH      10    SHARED DISPOSITIVE POWER:         6,233,317

-------------------------------------------------------------------------------------------------------
   11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY REPORTING PERSON: 58,660,297

-------------------------------------------------------------------------------------------------------
   12      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES:                  [X]

-------------------------------------------------------------------------------------------------------
   13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11): 25.7%

-------------------------------------------------------------------------------------------------------
   14      TYPE OF REPORTING PERSON:           IN

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      SEE INSTRUCTIONS BEFORE FILLING OUT!

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CUSIP No. 532716-10-7                             13D                         Page 3
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    1      NAME OF REPORTING PERSON:            The Wexner Foundation

           I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY):
-------------------------------------------------------------------------------------------------------
    2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:                                   (A) [_]
                                                                                               (B) [X]
-------------------------------------------------------------------------------------------------------
    3      SEC USE ONLY

-------------------------------------------------------------------------------------------------------
    4      SOURCE OF FUNDS:      N/A

-------------------------------------------------------------------------------------------------------
    5      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e): [_]
-------------------------------------------------------------------------------------------------------
    6      CITIZENSHIP OR PLACE OF ORGANIZATION:          Ohio

-------------------------------------------------------------------------------------------------------
   NUMBER OF       7     SOLE VOTING POWER:               883,317
    SHARES
                ---------------------------------------------------------------------------------------
 BENEFICIALLY      8     SHARED VOTING POWER:                 -0-
   OWNED BY
                ---------------------------------------------------------------------------------------
     EACH          9     SOLE DISPOSITIVE POWER:           883,317
   REPORTING
                ---------------------------------------------------------------------------------------
  PERSON WITH      10    SHARED DISPOSITIVE POWER:             -0-

-------------------------------------------------------------------------------------------------------
   11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY REPORTING PERSON:   883,317

-------------------------------------------------------------------------------------------------------
   12      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES:                  [_]

-------------------------------------------------------------------------------------------------------
   13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):  0.4%

-------------------------------------------------------------------------------------------------------
   14      TYPE OF REPORTING PERSON:           OO
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      SEE INSTRUCTIONS BEFORE FILLING OUT!

----------------------------------------------           ----------------------------------------------
CUSIP No. 532716-10-7                             13D                         Page 4
----------------------------------------------           ----------------------------------------------

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    1      NAME OF REPORTING PERSON:            Health and Science Interests II

           I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY):
-------------------------------------------------------------------------------------------------------
    2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:                                   (A) [_]
                                                                                               (B) [X]
-------------------------------------------------------------------------------------------------------
    3      SEC USE ONLY

-------------------------------------------------------------------------------------------------------
    4      SOURCE OF FUNDS:      N/A

-------------------------------------------------------------------------------------------------------
    5      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e): [_]
-------------------------------------------------------------------------------------------------------
    6      CITIZENSHIP OR PLACE OF ORGANIZATION:          Ohio

-------------------------------------------------------------------------------------------------------
   NUMBER OF       7     SOLE VOTING POWER:                 350,000
    SHARES
                ---------------------------------------------------------------------------------------
 BENEFICIALLY      8     SHARED VOTING POWER:                 -0-
   OWNED BY
                ---------------------------------------------------------------------------------------
     EACH          9     SOLE DISPOSITIVE POWER:             350,000
   REPORTING
                ---------------------------------------------------------------------------------------
  PERSON WITH      10    SHARED DISPOSITIVE POWER:             -0-

-------------------------------------------------------------------------------------------------------
   11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY REPORTING PERSON:   350,000

-------------------------------------------------------------------------------------------------------
   12      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES:                  [_]

-------------------------------------------------------------------------------------------------------
   13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):  0.2%

-------------------------------------------------------------------------------------------------------
   14      TYPE OF REPORTING PERSON:           OO
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      SEE INSTRUCTIONS BEFORE FILLING OUT!

----------------------------------------------           ----------------------------------------------
CUSIP No. 532716-10-7                             13D                         Page 5
----------------------------------------------           ----------------------------------------------

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    1      NAME OF REPORTING PERSON:            The Wexner Children's Trust

           I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY):
-------------------------------------------------------------------------------------------------------
    2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:                                   (A) [_]
                                                                                               (B) [X]
-------------------------------------------------------------------------------------------------------
    3      SEC USE ONLY

-------------------------------------------------------------------------------------------------------
    4      SOURCE OF FUNDS:      N/A

-------------------------------------------------------------------------------------------------------
    5      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e): [_]
-------------------------------------------------------------------------------------------------------
    6      CITIZENSHIP OR PLACE OF ORGANIZATION:          Ohio

-------------------------------------------------------------------------------------------------------
   NUMBER OF       7     SOLE VOTING POWER:               18,750,000
    SHARES
                ---------------------------------------------------------------------------------------
 BENEFICIALLY      8     SHARED VOTING POWER:                 -0-
   OWNED BY
                ---------------------------------------------------------------------------------------
     EACH          9     SOLE DISPOSITIVE POWER:           18,750,000
   REPORTING
                ---------------------------------------------------------------------------------------
  PERSON WITH      10    SHARED DISPOSITIVE POWER:             -0-

-------------------------------------------------------------------------------------------------------
   11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY REPORTING PERSON:   18,750,000

-------------------------------------------------------------------------------------------------------
   12      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES:                  [_]

-------------------------------------------------------------------------------------------------------
   13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):  8.2%

-------------------------------------------------------------------------------------------------------
   14      TYPE OF REPORTING PERSON:           OO
-------------------------------------------------------------------------------------------------------



      SEE INSTRUCTIONS BEFORE FILLING OUT!

----------------------------------------------           ----------------------------------------------
CUSIP No. 532716-10-7                             13D                         Page 6
----------------------------------------------           ----------------------------------------------

-------------------------------------------------------------------------------------------------------
    1      NAME OF REPORTING PERSON:           Harry, Hannah, David and Sarah Wexner Trust

           I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY):
-------------------------------------------------------------------------------------------------------
           CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:                                   (A) [_]
                                                                                               (B) [X]
-------------------------------------------------------------------------------------------------------
    3      SEC USE ONLY

-------------------------------------------------------------------------------------------------------
    4      SOURCE OF FUNDS:      N/A

-------------------------------------------------------------------------------------------------------
    5      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e): [_]
-------------------------------------------------------------------------------------------------------
    6      CITIZENSHIP OR PLACE OF ORGANIZATION:          Ohio

-------------------------------------------------------------------------------------------------------
   NUMBER OF       7     SOLE VOTING POWER:               5,000,000
    SHARES
                ---------------------------------------------------------------------------------------
 BENEFICIALLY      8     SHARED VOTING POWER:                 -0-
   OWNED BY
                ---------------------------------------------------------------------------------------
     EACH          9     SOLE DISPOSITIVE POWER:          5,000,000
   REPORTING
                ---------------------------------------------------------------------------------------
  PERSON WITH      10    SHARED DISPOSITIVE POWER:             -0-

-------------------------------------------------------------------------------------------------------
   11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY REPORTING PERSON:  5,000,000

-------------------------------------------------------------------------------------------------------
   12      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES:                  [_]

-------------------------------------------------------------------------------------------------------
   13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):  2.2%

-------------------------------------------------------------------------------------------------------
   14      TYPE OF REPORTING PERSON:           OO
-------------------------------------------------------------------------------------------------------



      SEE INSTRUCTIONS BEFORE FILLING OUT!

            This Amendment No. 19 amends the Schedule 13D dated June 25, 1985, as amended in certain respects by Amendments No. 1 through 18 thereto, filed by a group currently comprised of Leslie H. Wexner, The Wexner Foundation, Health and Science Interests II, The Wexner Children's Trust, and the Harry, Hannah, David and Sarah Wexner Trust (collectively, the "Purchasers"), with respect to the common stock, $0.50 par value per share (the "Common Stock"), of The Limited, Inc. (the "Company").

Item 2.     Identity and Background.

            On September 11, 1998, Leslie H. Wexner contributed 5,000,000 shares of Common Stock to the Harry, Hannah, David and Sarah Wexner Trust. The trustees of such trust are Mr. Wexner and Jeffrey E. Epstein. Accordingly, the trust has become a member of the Purchasers' group.

            On February 1, 1999, the Harry, Hannah, and David Wexner Trust disposed of all of its shares of Common Stock to Leslie H. Wexner. Accordingly, such trust is no longer a member of the Purchasers' group.

            An agreement among the Purchasers with respect to the filing of this statement is attached hereto as Exhibit 2.

Item 4.     Purpose of Transaction.

            Pursuant to an Agreement, entered into as of May 3, 1999, among the Company, Leslie H. Wexner, in his individual capacity and Leslie H. Wexner, as Trustee of The Wexner Children's Trust (the "Agreement"), the parties agreed to rescind for all purposes that certain Contingent Stock Redemption Agreement, dated as of January 26, 1996 (filed as Exhibit A to Amendment No. 14 to the
Schedule 13D), and as amended on July 19, 1996, as if such Contingent Stock Redemption Agreement was never of any force or effect. Accordingly, the "Redemption Right" and the "Company Redemption Right", described in Item 6 of Amendment No. 14 to the Schedule 13D have been rescinded.

            A copy of the Agreement is attached hereto as Exhibit 1.


Item 5.     Interest in Securities of the Issuer.

            (a) The responses of the Purchasers to Rows (11) through (13) of the cover pages of this Amendment No. 19 are incorporated herein by reference. As of May 3, 1999, the Purchasers beneficially owned the number shares of the Common Stock listed below, representing approximately the percentage of the outstanding shares of Common Stock set forth opposite such number (the outstanding shares of Common Stock, 228,165,712, being based on the number of shares outstanding as of March 26, 1999 as reported in the Company's Form 10-K for the fiscal year ended January 30, 1999):

                                                                                   Percent
             Person                     Number of Shares                           of Class
             ------                     ----------------                           --------
1.      Leslie H. Wexner               58,660,297 (1)(2)(3)(4)(5)                   25.7%

2.      The Wexner Foundation             883,317 (1)                                0.4%

3.      Health and Science                350,000 (2)                                0.2%
        Interests II

4.      The Wexner Children's          18,750,000 (4)                                8.2%
        Trust

5.      Harry, Hannah, David            5,000,000 (5)                                2.2%
        and Sarah Wexner Trust


------------------------------

(1) Power to vote or direct the disposition of the 883,317 shares held by The Wexner Foundation may be deemed to be shared by Leslie H. Wexner and Jeffrey E. Epstein as the trustees of The Wexner Foundation. Leslie H. Wexner and Jeffrey E. Epstein disclaim beneficial ownership of the shares held by The Wexner Foundation.

(2) Power to vote or direct the disposition of the 350,000 shares held by Health and Science Interests II may be deemed to be shared by Leslie H. Wexner and Jeffrey E. Epstein as trustee thereof. Leslie H. Wexner and Jeffrey E. Epstein disclaim beneficial ownership of shares held by Health and Science Interests II.

(3) Includes 541,398 shares held in The Limited, Inc. Savings and Retirement Plan for Mr. Wexner's account (as of March 31, 1999) over which he exercises dispositive but not voting control. Also includes 437,610 shares issuable upon exercise of options held by Mr. Wexner. Excludes 820 shares and 254 options held directly by Mr. Wexner's spouse and 200,000 shares held in a trust of which Mr. Wexner's spouse is a beneficiary, as to which Mr. Wexner disclaims beneficial ownership.

(4) Power to vote or direct the disposition of the 18,750,000 shares held by Leslie H. Wexner as the sole trustee of The Wexner Children's Trust.

(5) Power to vote or direct the disposition of the 5,000,000 shares held by the Harry, Hannah, David and Sarah Wexner Trust may be deemed to be shared by Leslie H. Wexner and Jeffrey E. Epstein as trustees of such trust.

            (b) The responses of the Purchasers to (i) Rows (7) through (10) of the cover pages of this Amendment No. 19 and (ii) Item 5(a) hereof are incorporated herein by reference.

            (c) During the past 60 days, the Purchasers effected the following transactions in the Common Stock:

                            Date of       Amount of    Price per          Where and
         Person           Transaction    Securities      Share           How Effected
         ------           -----------    ----------      -----           ------------
Leslie H. Wexner             4/6/99          33,100        N/A    Acquisition of shares as a
                                             shares               result of vesting of restricted
                                                                  stock granted by the Company
                                                                  on May 4, 1993 (net of 17,785
                                                                  shares utilized for
                                                                  withholding taxes).



            (d), (e):  Not Applicable


Item 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

            The response to Item 4 of this Amendment No. 19 is incorporated herein by reference.


Item 7.     Material to be Filed as Exhibits

Exhibit 1 Agreement, entered into as of May 3, 1999, among The Limited, Inc., Leslie H. Wexner, in his individual capacity and Leslie H. Wexner, as Trustee of The Wexner Children's Trust.

Exhibit 2 Joint Filing Agreement by and among Leslie H. Wexner, The Wexner Foundation, Health and Science Interests II, The Wexner Children's Trust, Harry, Hannah and David Wexner Trust, and the Harry, Hannah, David and Sarah Wexner Trust, dated May 3, 1999.

                                    SIGNATURE

      After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


Dated:  May 3, 1999

                                    LESLIE H. WEXNER
                                    ------------------------------------------
                                    Leslie H. Wexner


                                    THE WEXNER FOUNDATION

                                    By: DARREN K. INDYKE
                                        --------------------------------------
                                        Darren K. Indyke, Secretary



                                    HEALTH AND SCIENCE INTERESTS II

                                    By: JEFFREY E. EPSTEIN
                                        --------------------------------------
                                        Jeffrey E. Epstein, Trustee



                                    THE WEXNER CHILDREN'S TRUST

                                    By: LESLIE H. WEXNER
                                        --------------------------------------
                                        Leslie H. Wexner, Trustee



                                    HARRY, HANNAH AND DAVID WEXNER TRUST

                                    By: JEFFREY E. EPSTEIN
                                        --------------------------------------
                                        Jeffrey E. Epstein, Trustee



                                    HARRY, HANNAH, DAVID AND
                                      SARAH WEXNER TRUST

                                    By: JEFFREY E. EPSTEIN
                                        --------------------------------------
                                        Jeffrey E. Epstein, Trustee

                                  EXHIBIT INDEX

Exhibit No.
-----------

Exhibit 1 Agreement, entered into as of May 3, 1999, among The Limited, Inc., Leslie H. Wexner, in his individual capacity and Leslie H. Wexner, as Trustee of The Wexner Children's Trust.

Exhibit 2 Joint Filing Agreement by and among Leslie H. Wexner, The Wexner Foundation, Health and Science Interests II, The Wexner Children's Trust, Harry, Hannah and David Wexner Trust, and the Harry, Hannah, David and Sarah Wexner Trust, dated May 3, 1999.